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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                   FORM 12b-25

                           Notification of Late Filing

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|_| Form 10-KSB  |_| Form 11-K   |_| Form 20-F   |X| Form 10-QSB  |_| Form N-SAR


                  For The Fiscal Quarter Ended: March 31, 2006


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:     N/A


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PART I - REGISTRANT INFORMATION
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                     INNOVATIVE SOFTWARE TECHNOLOGIES, INC.
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               (Exact Name of Registrant as Specified in Charter)

              1413 South Howard Avenue, Suite 220, Tampa, FL 33606
              ----------------------------------------------------
                     (Address of Principal Executive Office)

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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


       (    (a)   The reasons described in reasonable detail in Part III of this
       (          form could not be eliminated without unreasonable effort or
       (          expense;
       (
       (    (b)   The subject annual report or semi-annual report/portion
 |X|   (          thereof will be filed on or before the fifteenth calendar day
       (          following the prescribed due date; or the subject quarterly
       (          report/portion thereof will be filed on or before the fifth
       (          calendar day following the prescribed due date; and
       (
       (    (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

            The Registrant is unable to timely file its report on Form 10-QSB for the fiscal quarter ended March 31, 2006 (the "Form 10-QSB") without unreasonable effort or expense. Registrant has downsized its staff substantially and additional time has been necessitated to complete its report.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Peter M. Peterson         (813) 387 - 3310
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(2)   Have all other periodic reports required (under Section 13 or 15(d) of the
      Securities and Exchange Act of 1934 or Section 30 of the Investment
      Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

                  |X|   YES                          |_|   NO


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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                  |X|   YES                          |_|   NO

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the first quarter of 2005 was $277,019 resulting in a net loss for that period of ($745,705). Revenue for the current reporting period is zero and management expects to report a net loss of approximately ($210,000) for the period.

      Innovative Software Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May 15, 2006                     Innovative Software Technologies, Inc.


                                              By:  /s/ Peter M. Peterson
                                                 ------------------------------
                                                   Peter M. Peterson
                                                   Chief Executive Officer














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                                    ATTENTION
            Intentional misstatements or omissions of act constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).

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